CADRE RESOURCES LTD.
P.O. Box 78
Christina Lake, B.C.
V0H 1E0

Tel: (250) 447-6641

NOTICE OF ANNUAL AND EXTRAORDINARY GEN[redacted] MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Cadre Resources Ltd.** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Thursday, October 9, 2003** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended October 31, 2002 and the six-month period ended April 30, 2003 and the reports of the auditor thereon.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution for the establishment of an Incentive Stock Option Plan (the "Plan"), whereunder the Company will allocate and reserve its common shares from time to time for the purpose of granting options under the Plan, as more fully set forth in the Information Circular accompanying this Notice, subject to a maximum of 2,080,000 shares being under option.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

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7. To consider and, if thought fit, to approve, with or without amendment, a special resolution amending the Company's Articles of Amendment, all as more fully set forth in the Information Circular attached hereto and forming a part hereof.

8. To consider and, if thought fit, to approve, with or without amendment a General By-Law of the Company relating generally to the transaction of the business and affairs of the Company, all as more fully set forth in the Information Circular attached hereto and forming a part hereof.

9. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **October 9, 2003** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **September 4, 2003** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 9th day of September, 2003.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

CADRE RESOURCES LTD.

P.O. Box 78
Christina Lake, B.C. V0H 1E0

MANAGEMENT INFORMATION CIRCULAR

As at September 3, 2003
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CADRE RESOURCES LTD. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

NOTICE OF RECORD DATE

A notice pertaining to the Meeting and establishing the record date on September 4, 2003, as required by Section 134 of the Canada Business Corporations Act, was delivered to the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange and was published in the Globe & Mail on August 25, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

Pursuant to Section 148(4) of the Canada Business Corporations Act (the "Act"), a shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of the Corporation, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Shares registered in their own names. These shareholders ("Beneficial Shareholders") should note that only proxies deposited by persons whose names appear on the register of shareholders of the Company ("Registered Shareholders") can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the name of the shareholder on the Company's Register of Shareholders. Such shares will, more likely, be registered under the name of the shareholder's broker or its nominee. In Canada, the vast majority of such Shares are registered under the name of CDS & Co., which acts as a nominee for many Canadian brokerage firms. Shares held by brokers for their clients can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting the Shares for their clients.

The Company does not know for whose benefit the Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone. A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting. Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS & DIRECTORS REPORT

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended October 31, 2002 and the six-month period ended April 30, 2003 (collectively the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Corporation proposes to nominate Davidson & Company, Chartered Accountants, of 1270-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Corporation to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Corporation on February 5, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"). 10,421,715 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **September 4, 2003** as the record date for the determination of the shareholders entitled to vote at the Annual and Extraordinary General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	**Number of Voting Securities**	**Percentage of Issued Voting Securities**
Nick Shimazo Nishiwaki	1,500,000 Common	14.39%

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]	First and Present Position with the Company[1]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Stanley L. Sandner Canada	Geologist, Chairman, Chief Executive Officer and Director of the Corporation	Chairman, Chief Executive Officer (Jan.11/1995 to date) and Director (Jan.5/1995 to date)	40,000
R. Page Chilcott[4] Canada	President and Director of the Corporation	Director, Jan.5/1995 to date; President, Mar.13/1995 to date	66,700[5]
David R. Hagler[4] U.S.A.	Vice-President, Hagler Systems, 1998 to date	Director, Apr.20/2001 to date	10,000
Carlos Bacalao, Römer Venezuela	Lawyer	Director, Apr.12/1996 to date	Nil
Marcello M. Viega[4] Canada	Assistant Professor, Department of Mining and Mineral Process Engineering, University of British Columbia	Director, Jun.20/2002 to date	Nil

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

(5) These shares are registered in the name of RPC Holdings Ltd., a private company controlled by R. Page Chilcott.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company intends to place before the shareholders at the Meeting a resolution to establish an Incentive Stock Option Plan. See the section captioned "Incentive Stock Option Plan."

(b) Granting of Options

During the most recently completed financial year (November 1, 2001 to October 31, 2002) and the six-month period ending April 30, 2003 (collectively the "Financial Period"), the Company did not grant any incentive stock options to its directors and other insiders.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during, and subsequent to the end of, the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value[1]
64,000	$0.20	Feb.07/2002	$0.28	$5,120
150,000	$0.15	Jun.11/2003	$0.115	($5,250)

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase common shares without par value were granted during the Financial Period.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 481,000 common shares are outstanding, of which options to purchase up to a total of 356,000 shares pertain to insiders.

AMENDMENT TO ARTICLES OF CONTINUANCE

The Company is governed by the *Canada Business Corporations Act* (the "CBCA"). Effective November 24, 2001, the first major changes to the CBCA in over 25 years were

enacted. The recent amendments to the CBCA, *inter alia*, allow for greater corporate flexibility and recognize technological evolution.

The CBCA now provides that a meeting of shareholders of a corporation may be held at a place outside Canada if the place is specified in the Articles of Incorporation or Continuance. The Board of Directors and management believe that the Company should amend its Articles of Continuance to be in a position to avail itself, should the future development of the Company warrant it, of the possibility to hold annual shareholders' meetings outside Canada. The Company does not currently expect to hold a shareholder meeting outside Canada for the next few years.

The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"Resolved, as a special resolution, that:

1. the Company be and it is hereby authorized and directed to apply for a Certificate of Amendment under section 173 of the *Canada Business Corporations Act* to amend its Articles of Continuance in order to provide for the possibility of holding annual meetings of shareholders of the Company at places outside Canada;

2. paragraph 2 of the Articles of the Continuance be amended to provide that the registered office be situated in British Columbia;

3. paragraph 8 be amended to provide that annual meeting of shareholders of the Company (whether or not also held as a special meeting) may be held:

   (a) anywhere in Canada; or
   (b) to the extent permitted by the *Canada Business Corporations Act*, any other city outside Canada designated from time to time by the Board of Directors of the Company in connection with the then next annual meeting of shareholders;

4. the directors of the Company be authorized to revoke this special resolution before it is acted on without further approval of the shareholders of the Corporation; and

5. any officer of the Company be and he is hereby authorized, for and on behalf and in the name of the Company, to sign and deliver all documents and to take such action as such person may consider to be necessary, desirable or useful to carry out the intent and purpose of this resolution."

In accordance with the CBCA, a "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the Company where not less than 21 days' notice of the general meeting has been given.

CONFIRMATION OF GENERAL BY-LAW

Effective September 3, 2003, the Board of Directors enacted the General By-law regulating generally the business and affairs of the Company, subject to confirmation thereof by the shareholders of the Company. The Board of Directors and management request that you consider and, if deemed appropriate, confirm the General By-law which replaced the Company's By-law in effect immediately prior to the date of this Meeting. The General By-law sets forth the general rules with respect to the business and affairs of the Company, including the formalities associated with shareholder meetings, the payment of dividends, communications between the Company and the shareholders, the appointment of directors and formalities associated with meetings of the Board of Directors and the framework for the execution of documents on behalf of the Company. The General By-law was adopted in large part in response to the changes to the CBCA which became effective on November 24, 2001 as well as in order to provide greater flexibility with respect to the management of the business and affairs of the Company. The General By-law includes provisions relating to the holding of director and shareholder meetings by electronic means, as well as relating to the voting at shareholder meetings by electronic means. The General By-law also contains provisions permitting shareholder meetings to be held in certain circumstances exclusively by various means of communications facilities. The General By-law clarifies the timing of the effectiveness of resignations of directors, reduces the notice period for meetings of directors from 48 hours to 24 hours, provides that meetings of directors may be held outside as well as within Canada and provides that directors may participate in meetings of directors by means of telephonic, electronic or other communications facilities.

The text of the General By-law is attached hereto as Schedule "C"; shareholders who would like to have a copy of the previous By-law in effect prior to the Meeting should contact the Secretary of the Company at (604) 683-1102 or by fax at (604) 683-2643.

Pursuant to the CBCA, the Board of Directors has adopted the General By-law and is required to submit the same to the Company's shareholders at this annual meeting. At the Meeting, you will be asked to consider and, if you consider it appropriate, adopt, with or without variation, an ordinary resolution in the form set forth below:

> "Resolved, as an ordinary resolution, that the General By-law of Cadre Resources Ltd. in the form attached as Schedule "C" hereto, is hereby confirmed as a by-law of Cadre Resources Ltd."

INCENTIVE STOCK OPTION PLAN

The current policies of the TSX Venture Exchange (the "Exchange") require that all issuers (other than capital pool companies) must implement a stock option plan using one of the following methods:

(a) a "rolling" stock option plan (a "Rolling Plan") reserving a maximum of 10% of the issued shares of the Company at the time of the stock option grant, with no vesting provisions; or

(b) a fixed number stock option plan (a "Fixed Plan") reserving a specified number of shares for options granted under the Fixed Plan, up to a maximum of 20% of the Company's issued shares as at the date of the shareholder approval, with vesting provisions for Fixed Plans that reserve more than 10%. of the issued shares for options so granted.

In summary therefore, an issuer must implement (i) a Rolling Plan, (ii) a Fixed Plan reserving 10% or less of the Company's issued shares or (iii) a Fixed Plan reserving over 10% and up to a maximum of 20% of the Company's issued shares as at the date of shareholder approval.

The Company is currently classified by the Exchange as "inactive" and is listed on the NEX board of the Exchange. Notwithstanding that NEX does not require listed companies to have a stock option plan, the Company has elected to adopt such a plan.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the Company allocate and reserve a fixed number of common shares in its capital stock for use in a stock option plan (the "Fixed Plan"). The Fixed Plan will comply with the rules set forth for such plans by the Exchange in that, among other things, at no time will more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual in a 12-month period, or 2% of the issued and outstanding issued common shares in the case of any one Consultant (as defined in the Exchange Corporate Finance Manual) or person conducting investor relations activities. The Fixed Plan provides for the issuance of options to directors, officers, employees, of the Company and its subsidiaries and to consultants, consultant companies and management company employees to purchase common shares of the Company. The stock options would be issued at the discretion of the Board of Directors and would be exercisable during a period not exceeding five years. Stock options granted under the Fixed Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 2,080,000 shares be under option pursuant to the Fixed Plan. The exercise price will not be lower than the "Discounted Market Price" of the Shares on the Exchange at the time of grant. In the context of the Fixed Plan, "Discounted Market Price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options, less the applicable discount, and will not otherwise be less than $0.10 per share. In addition to any resale restrictions under the applicable securities laws, a four-month hold period on all shares issued pursuant to stock options is imposed by the

Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

The objective of the Fixed Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Fixed Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Fixed Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

The effect of granting of options under the Fixed Plan, in combination with all other share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares; or
(b) the issuance to insiders within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or
(c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

AS A RESULT, THE FIXED PLAN MUST BE APPROVED BY THE DISINTERESTED SHAREHOLDERS OF THE COMPANY. THE INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE FIXED PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, SHALL ABSTAIN FROM VOTING ON THE FIXED PLAN.

As a result, at the Meeting, the votes attaching to the 166,700 shares held by insiders and their associates will not be counted.

Notwithstanding the adoption of the Plan, as the Company is listed on NEX, the grant and exercise of stock options will be limited to 10% of the issued shares in any 12-month period.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries save and except as set forth below:

Private Placement Transactions

In February 2002, an investor purchased 1,000,000 units of the Company at a price of $0.32 per unit for a total purchase price of $320,000 by way of private placement. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of 24 months from March 13, 2002 at an exercise price of $0.40 per share. Upon the issuance thereof, the investor was deemed to be an insider of the Company, in that he held more than 10% of the issued and outstanding share capital.

In June 2003, two investors purchased 600,000 units of the Company at a price of $0.135 per unit for a total purchase price of $81,000 by way of private placement. Each unit comprised one share and one non-transferable share purchase warrant entitling the holder to purchase one further share of the Company for a period of 24 months from July 14, 2003 at an exercise price of $0.135 per share. An insider of the Company purchased 500,000 units.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof save except as set forth below:

By agreement made as of January 5, 1995 between the Company and RPC Holdings Ltd. ("RPC"), RPC agreed to provide management and administrative services to the Company for an initial term of one year at the rate of $2,500 per month, plus expenses, for the first three months and at the rate of $3,500 per month, plus expenses, for the remaining nine months. By resolutions of the directors, the aforesaid rate was increased to $5,500 per month, plus expenses, effective as of April 1996 on a month-to-month basis. RPC is a non-reporting company, controlled as to 50% by R. Page Chilcott, the President and a director of the Company, and as to 50% by his wife, Sally Chilcott.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should

occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the "Exchange") encourages Tier 2 listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to section 20 of Policy 3.1, Directors, Officers and Corporate Governance, and to the guidelines (the "Guidelines") set forth by the Toronto Stock Exchange (the "TSX") in Part IV of the TSX Company Manual. These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the Exchange and TSX acknowledge that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key shareholders of management are shareholders of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of

the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The present Chairman is also the Company's Chief Executive Officer. The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Company's affairs, without appointing an outside Chairman.

B. *Composition of the Board*

The Board is comprised of five directors. Two of the directors and officers are employees of the Company and are involved in management of the Company. As such, they are " related directors" for the purposes of the Guidelines.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Board considers that the composition of the Board does not meet the Guidelines. Notwithstanding the foregoing, given the limited activities of the Company and composition of the shareholders of the Company, the Board considers itself to have an appropriate composition.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. *Description of Board Committees*

The Board has established one full-time committee, an Audit Committee.

The Audit Committee is composed of outside directors, the majority of whom are "unrelated" and are outside directors. The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The

Audit Committee interacts with the Company's internal financial officers and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the Company's financial statements before they are approved by the Board. In the discharge of its duties, the committee meets regularly with the shareholders' auditors. Reference is made to the section captioned, "Election of Directors", with respect to the shareholders of the audit committee.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (five) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board shareholders is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Company as a whole is cognizant of the desirability of further developing the Company's approach to corporate governance. Currently the Company's ongoing operations are very narrowly focused (exploration for minerals interests in Venezuela) and the Board and management meet and discuss Company business frequently. As the scale of the Company's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Company's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of September 3, 2003.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Cadre Resources Ltd.

"R. Page Chilcott"

R. Page Chilcott, President

Schedule "A" to the Information Circular of
Cadre Resources Ltd. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Proxy Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the Corporation, if that individual performed the functions of the office on a full-time basis;
(iii) President of the Corporation;
(iv) a Vice-President of the Corporation in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the Corporation or any of its subsidiaries or any other person who performed a policy-making function in respect of the Corporation

whether or not the individual was also a director of the Corporation or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

<u>Executive Compensation</u>

The following table sets forth, for each of the Corporation's three most recently completed financial years, the compensation of the Chairman and Chief Executive Officer and

the President of the Corporation (the "Named Executive Officers"). No persons earned in excess of $100,000 per annum during such periods..

Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)(2)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(3) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(4) payouts ($)	
R. Page Chilcott, President	2000	Nil	n/a	n/a	95,000	Nil	Nil	$66,000(5)
	2001	Nil	n/a	n/a	130,000	Nil	Nil	$66,000(5)
	2002	Nil	n/a	n/a	Nil	Nil	Nil	$66,000(5)
Stanley L. Sandner Chairman and CEO	2000	Nil	n/a	n/a	30,000	Nil	Nil	$79,920(6)
	2001	Nil	n/a	n/a	305,000	Nil	Nil	$79,920(6)
	2002	Nil	n/a	n/a	Nil	Nil	Nil	$79,920(6)

(1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) Pursuant to the terms and conditions of a Consulting Agreement, dated January 5, 1995, as extended, between the Company and RPC Holdings Ltd., a non-reporting company controlled as to 50% by R. Page Chilcott and as to 50% by his wife, Sally Chilcott.
(6) Payable to Samarina Management Consultants, a non-reporting company controlled by the Sandner Family Trust, of which Stanley L. Sandner, a director of the Company, is a beneficiary.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officers during the most recently completed financial year (November 1, 2001 to October 31, 2002) (the "Financial Period").

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(2)	Number of Unexercised Options/SARs at Oct.31, 2002 Exercisable/ Unexercisable	Value of Unexercised in-the-money(1) Options/SARs at Oct.31, 2002 Exercisable/ Unexercisable
R. Page Chilcott	50,000	($4,000)	85,000/Nil	($10,200)/Nil
Stanley L. Sandner	64,000	($5,120)	296,000/Nil	($24,000)/Nil

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2002 ($0.08) over the base price of the options ($0.20).

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Corporation does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Corporation or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Corporation to the directors of the Corporation, other than the Chief Executive Officer (the "Other Directors"), or the Corporation's subsidiaries, if any, for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

save and except as set forth below and as otherwise herein set forth.

Accrued fees in the amount of $4,009.18 are due and payable to Aaland Management Corp., a private company controlled by Campbell H. Pearson, with respect to accounting and administrative services rendered to the Corporation. Mr. Pearson resigned as a director and officer of the Corporation effective as of December 19, 2001.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period:

1. no incentive stock options were granted to the Other Directors.

2. the Other Directors, as a group, did not exercise any incentive stock options to purchase common shares of the Corporation.

Schedule "B" to the Information Circular of
Cadre Resources Ltd. (the "Company")

Cadre Resources Ltd.

(Tier 2 Issuer, Fixed Number, over 10%)

INCENTIVE STOCK OPTION PLAN

(as approved by the disinterested shareholders of the Company at an Annual and Extraordinary General Meeting held on October 9, 2003)

1. <u>Purpose</u>

1.01 The purpose of the Incentive Stock Option Plan (the **"Plan"**) is to promote the profitability and growth of **CADRE RESOURCES LTD.** (the **"Company"**) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2. <u>Administration</u>

2.01 The Plan will be administered by a committee (the **"Committee"**) of the Company's Board of Directors (the **"Board"**).

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (**"Options"**) to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. <u>Eligibility</u>

3.01 Each person (an **"Optionee"**) who is a "Consultant", a "Director", an "Employee" or a "Management Company Employee" in relation to the Company (as those terms are defined in Policy 4.4, "Incentive Stock Options", of the TSX Venture Exchange (the **"Exchange"**)) is eligible to be granted one or more Options.

3.02 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.03 The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.04 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. <u>General Provisions</u>

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (**"Shares"**) of the Company.

4.02 At no time will more than **2,080,000** Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan. Reference is also made to Section 14 hereof. However, if the Company is re-classified by the Exchange as a Tier 1 company, the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period, PROVIDED THAT disinterested shareholder approval has been obtained.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.05 The number of Shares under Option to any one Consultant or any one Consultant Company in any 12 month period shall not exceed 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.06 The number of Shares under Option to Employees conducting Investor Relations Activities (as defined in the applicable policies of the Exchange) in any 12 month period shall not exceed an aggregate of 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.07 The number of Shares under Option to Consultants conducting Investor Relations Activities must vest in stages over a 12 month period, with no more than 25% of the Shares vesting in any three month period. Trading of the aforesaid Shares will be monitored by the Company's Board of Directors.

4.08 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.09 An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5. Term of Option

5.01 The maximum term of any Option, for so long as the Company is a Tier 2 issuer, will be five years.

5.02 An Option granted to a person who is a Director, Employee, Consultant or Management Company Employee shall terminate no longer than 90 days after such person ceases to be in at least one of those categories.

5.03 An Option granted to a person who is engaged in Investor Relations Activities shall terminate no longer than 30 days after such person ceases to be employed to provide Investor Relations Activities.

5.04 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.05 A change of employment shall not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries, if any.

6. Option Price

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the **"Option Price"**) must not be less than the **"Discounted Market Price"** (as defined in the policies of the Exchange, provided that the Option Price shall not be less that $0.10 per Share.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. Death

7.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within one year after the date of such death (notwithstanding the normal expiry date of

the Option under the provisions of Section 5 hereof) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8. Changes in Shares

8.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9. Cancellation of Options

9.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the Exchange.

10. Amendment or Discontinuance

10.01 The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 8; or

(b) decrease the Option Price except as provided in Section 8. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11. Disinterested Shareholder Approval

11.01 The Plan has been approved by the disinterested shareholders of the Company and therefore the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

11.02 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12. Interpretation

12.01 The Plan will be construed according to the laws of the Province of British Columbia.

13. Liability

13.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14. Vesting

14.01 For so long as the Company is classified by the Exchange as a Tier 2 Company, Options granted under the Plan shall not become fully vested in the Optionee immediately. The Committee shall determine a periodic vesting schedule which will provide for the vesting of equal tranches of the option over a period of not less than 18 months.

15. Hold Period

15.01 A four-month hold period on all stock options is imposed by the Exchange from the date of grant.

16. Re-Classification to Tier 1

16.01 In the event that the Company is re-classified by the Exchange as a Tier 1 company:

(a) the Company may grant options without an Exchange hold period if the exercise price thereof is not less than the Market Price;
(b) any one optionee may hold one or more options to acquire more than 5% of the issued share capital of the Company, PROVIDED disinterested shareholder approval is obtained;
(c) the maximum term of an Option shall be 10 years; and
(d) subparagraphs 5.02 and 5.03 shall not apply.

Cadre Resources Ltd.

GENERAL BY-LAW

A by-law relating generally to the conduct of the business and affairs of the Corporation

1.1 Definitions

In this by-law, which may be cited at the "General By-law", and all other by-laws of the Corporation, and from time to time, unless the context otherwise specifies or requires;

"**Act**" means the *Canada Business Corporations Act*, and any statute that may be substituted therefor, as from time to time amended;

"**Articles**" mean the original or restated articles of continuance of the Corporation as from time to time restated.

"**Board**" means the board of directors of the Corporation;

"**by-laws**" means this by-law and any other by-law of the Corporation from time to time in force and effect;

"**contracts, documents or instruments in writing**" includes deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignment of property, real or personal, immovable or movable, of all kinds (including specifically but without limitation conveyances, transfers and assignments of shares, warrants, stocks, bonds, debentures or other securities), agreements, releases, receipts and discharges for the payment of money or other obligations, proxies for shares or other securities and all paper writings;

"**Corporation**" means Cadre Resources Ltd.;

"**meeting of shareholders**" mean any meeting of shareholders including an annual meeting and a special meeting of shareholders and includes a meeting of any class or classes or series of shareholders;

"**non-business day**" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act (Canada)*;

"**recorded address**" means in the case of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are two or more; and in the case of a director, officer or auditor, the latest address as recorded in the records of the Corporation;

1.2 Interpretation

Unless expressly provided otherwise, or the context otherwise requires, in this General By-law, and all other by-laws of the Corporation:

(i) words and expressions defined in the Act have the same meanings when used herein;
(ii) words importing a singular number include the plural and vice versa;
(iii) words importing any gender include all genders; and
(iv) words importing persons include individuals, corporations and other bodies corporate, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities.

1.3 Headings

The headings used are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions of this or any other by-law or to be considered in any way to clarify, modify or explain the effect of any such provisions.

ARTICLE TWO
MEETINGS OF SHAREHOLDERS

2.1 Meetings of Shareholders

Meetings of shareholders of the Corporation shall be held at such time or times and place or places as the Board determines.

2.2 Documents

Where any special business at any meeting of shareholders includes the presenting, consideration, approving, ratifying or authorizing any document, the portion of any notice relating to such document shall be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place specified in such notice during business hours on any specified working day or days prior to the date of the meeting.

2.3 Meetings by Telephonic or Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors and shareholders, as the case may be, may determine that the

meeting shall be held, in accordance with the regulations of the Act, if any, entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

2.4 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the President of the Corporation or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting. If no such person is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to act as chairman. The secretary of any meeting of shareholders shall be the Secretary of the Corporation. If the Secretary is absent, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The chairman of the meeting may appoint one or more persons who need not be shareholders to act as scrutineers at the meeting.

2.5 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the President, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or by-laws to be present. Any other person may be admitted with the consent of the meeting or of the chairman of the meeting.

2.6 Proxies

The Board may from time to time make or establish regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of proxies to be sent by telegraph, telex, telecopy, facsimile, e-mail or other method of transmitting writing, or other means of communication in common usage before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted as though the proxies themselves were produced at the meeting or adjourned meeting, and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made or established as aforesaid, in his discretion accept communication by telegraph, telex, telecopy, facsimile, e-mail or other method of transmitting writing, or other means of communication in common usage as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

2.7 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and

vote, the vote of the joint holder whose name appears first on the shareholders list of the Corporation shall be accepted to the exclusion of the votes of the other joint shareholder or shareholders.

2.8 Quorum

Except as otherwise provided in the Articles or by-laws, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder for or representative of such a shareholder and together holding or representing in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.

2.9 Declaration by Chairman

The chairman of a meeting of shareholders may declare to the meeting the decision on any question in accordance with the result of a show of hands or ballot. A declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, will, in the absence of evidence to the contrary, be proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

2.10 Casting Vote

In the case of an equality of votes on a ballot, the chairman of a meeting of shareholders shall be entitled to a second or casting vote in addition to any vote to which he or she may otherwise be entitled.

2.11 Ballots

Any ballot to be taken at any meeting of shareholders will be taken in such manner and at such time and place and either at once, later in the meeting or after an interval or adjournment, or otherwise as the chairman of the meeting directs. The result of the ballot will be deemed to be the resolution of the meeting at which the ballot was demanded or directed. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. In case of any dispute as to the admission or rejection of a vote, the chairman of the meeting may determine the same, and such determination shall be final and conclusive.

2.12 Procedures

The chairman of a meeting of shareholders will have regard to accepted rules of parliamentary procedure, but:

(i) the chairman shall have the absolute authority over the matters of procedure and there will be no appeal from the ruling of the chairman, but if the chairman, in his

or her absolute discretion, deems it advisable to dispense with the rules of parliamentary procedures as to any meeting of shareholders or part thereof, the chairman shall so state;

(ii) if disorder should arise which prevents continuation of the business of a meeting of shareholders, the chairman may quit the chair and announce the adjournment of the meeting, and upon his or her doing so, the meeting will be immediately adjourned; and

(iii) the chairman may ask or require that anyone other than a director, the auditor of the Company or anyone not a registered owner or proxy holder leave a meeting of shareholders.

ARTICLE THREE
DIRECTORS

3.1 Meetings and Proceedings

The directors may meet together at such place as they think fit, adjourn and otherwise regulate their meetings and proceedings as they see fit.

3.2 Calling of and Notice of Meetings

Meetings of the Board will be held at such place and time and on such day as any director, or the Secretary upon the request of a director, may determine. Notice of meetings of the Board shall be given to each director not less than 24 hours before the time when the meeting is to be held. Notice may be given, orally, personally or by telephone, or in writing, delivered personally or by prepaid first-class post, telegraph, telex, telecopy, facsimile, email or any other method of transmitting writing, or any other means of communication in common usage. When written notice of a meeting is given to a director, it shall be addressed to him or her at his or her registered address or at his or her usual business or residential address, including any telex, telecopy, facsimile number or e-mail address provided by him or her to the Corporation. Where the Board has established a fixed time and place for the holding of its meetings, no notice of meetings to be held at such fixed time and place need be given to any director. For the first meeting of the Board to be held immediately following the election of a director at an annual general meeting of the Corporation or for a meeting of the Board at which a director is appointed to fill a vacancy in the Board, no notice of such meeting will be necessary to such newly appointed or elected director in order for the meeting to be duly constituted.

3.3 Votes to Govern

At all meetings of the Board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting will not be entitled to a second or casting vote.

3.4 Interest of Directors and Officers Generally in Contracts

No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer has complied with the provisions of the Act.

3.5 Chairman

The directors present at any meeting of the Board may choose one of their number to be the chairman of the meeting.

ARTICLE FOUR
THE TRANSACTION OF BUSINESS

4.1 Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, borrowing of money and the giving of security thereof, will be transacted with such banks, trust companies or other financial institutions or bodies corporate or organizations as the Board may designate, appoint or authorize from time to time. Such banking business, or any part thereof, will be transacted on the Corporation's behalf by such one or more officers or other persons as the Board may designate from time to time and shall be transacted under such agreements, instructions and delegations of power as the Board may from time to time prescribe.

4.2 Execution of Instruments

Contracts, documents or instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by (i) any two directors or (ii) any one of the Chairman of the Board, the President or a director, together with one of a vice-president, the Secretary or the treasurer, and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The Board may from time to time by resolution appoint any officer or officers or any other person or persons, on behalf of the Corporation, to sign and deliver contracts, documents or instruments in writing generally (including a class of contracts, documents or instruments in writing) or specific contracts, documents or instruments in writing and determine the manner in which any contracts, documents or instruments in writing may be signed, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof. Any contract, document or instrument in writing may be signed by any one director or officer of the Corporation for the purpose of certifying copies of or extracts from the Articles or by-laws, minutes of meetings or resolutions of the shareholders or the Board or any committee of the Board, or any instrument executed or issued by the Corporation. The corporate seal of the

Corporation, if any, may be affixed to contracts, document and instruments in writing signed as aforesaid.

4.3 *Corporate Seal*

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal that is adopted or changed for the Corporation shall be such as the Board may by resolution from time to time approve.

ARTICLE FIVE
DIVIDENDS

5.1 *Dividends*

Subject to the provisions of the Act and the Articles, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. Any dividend may be declared and paid out of retained earnings, profits or other income of the Corporation or out of capital surplus, share premium account on appraisal surplus, if any, or as otherwise permitted by law. A declaration by the directors as to the amount of such amounts or funds or assets available for dividends shall be conclusive. Any dividend may be paid wholly or in part by the distribution of specified assets, and in particular by shares, bonds, debentures or other securities of the Corporation or any other corporation or in one or more ways as may be authorized by the Corporation or the directors. Where any difficulty arises with respect to such a distribution the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specified assets or any part thereof, and may determine the cash payment in substitution for all or any part of the specified assets to which any shareholder is entitled will be made to any shareholder on the basis of the value so fixed in order to adjust the rights of all parties and may vest any specified assets in trustees for persons entitled to the dividend as may seem expedient to the directors.

5.2 *Dividend Payment*

Subject to the provisions of the Articles, a dividend payable in money may be paid by cheque drawn on the Corporation's banks, or one of them, to the order of each registered holder of shares of a class or series in respect of which the dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the holder's recorded address. In the case of joint holders the cheque will, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The Corporation may pay a dividend by cheque to a registered holder or to joint holders other than in the manner herein set out, if the registered holder or joint holders so request. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

5.3 Idem

The Corporation may, when directed by a registered holder of a share in respect of which a dividend in money has been declared, pay the dividend in the manner so directed.

5.4 Non-receipt or Loss of Dividend Cheques

Subject to the provisions of the Articles, in the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of entitlement as the Board, the Vice-President in charge of finance or the Secretary may from time to time prescribe, whether generally or in a particular case.

ARTICLE SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.1 Limitation of Liability

To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of the Corporation shall be placed out or invested, or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or assets belonging to the Corporation may be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or trust or in relation thereto unless the same will happen by or through the director's failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate with is employed by or performs services for the Corporation, the fact of his or her being a director of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case maybe, from receiving proper remuneration for such services.

6.2 Indemnification of Directors and Officers

The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request

as a director or officer or an individual acting in a similar capacity, of another entity, and his or her heirs and legal representatives thereof, to the extent permitted by the Act or otherwise by law.

6.3 Indemnity of Others

Except as otherwise required by the Act and subject to Section 6.2, the Corporation may from time to time indemnify and save harmless any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation's request, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

6.4 Right of Indemnity not Exclusive

The provisions for indemnification contained in the by-laws are not deemed to be exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs and legal representatives of such a person.

ARTICLE SEVEN
NOTICES

7.1 Method of Giving Notices

Any notice, communication or document to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person whom it is to be given or if delivered to the person's recorded address or if mailed to the person at the person's recorded address by prepaid ordinary or air mail or if sent to the person at the person's recorded address. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given on the fifth business day after its deposit in a post office or public letter box. In the

event of any disruption, strike or interruption in the Canadian or United States postal services after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the applicable postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by facsimile or other electronic means of communication. Notices may be validly given by way of facsimile or other electronic means of communication and if sent on a business day during normal business hours of the recipient they shall be deemed to have been received on the date of their transmittal and, if not, on the next business day.

7.2 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting to which the notice related or was otherwise founded thereon.

7.3 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives such person's title to such share prior to such person's name and address being entered on the securities register (whether the notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

7.4 Waiver and Notice

A shareholder, proxyholder, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the by-laws or otherwise and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default or defect in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders of the Board or of a committee of the Board which may be given in any manner.

ARTICLE EIGHT
GENERAL

8.1 Effective Date

The General By-law shall come into force on the date of issue of a certificate of continuance continuing the Corporation under the Act.

8.2 Invalidity

The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

ENACTED by the Board the 3rd day of September, 2003.

"R. Page Chilcott" *"Graham H. Scott"*

President Secretary

CONFIRMED BY THE SHAREHOLDERS in accordance with the Act the 9th day of October, 2003.

Secretary

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	03	04	30	03	09	04

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V7X 1A8	(250) 447-9149	(250) 447-6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
R. Page Chilcott		Director		(250) 447-6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The schedule required to complete this Report is attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	03	09	04
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	03	09	04

SCHEDULE A: FINANCIAL INFORMATION

CADRE RESOURCES LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Expressed in United States dollars)

APRIL 30, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Cadre Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Cadre Resources Ltd. as at April 30, 2003, October 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the six month period ended April 30, 2003 and the years ended October 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003, October 31, 2002 and 2001 and the results of its operations and its cash flows for the six month period ended April 30, 2003 and the years ended October 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, the

"DAVIDSON & COMPANY"

Chartered Accountants

Vancouver, Canada

July 24, 2003
(except as to Note 10 which
is as of August 8, 2003)

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CADRE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in United States dollars)

	April 30, 2003	October 31, 2002	October 31, 2001
ASSETS			
Current			
Cash	$ 1,073	$ 7,105	$ 2,462
Receivables	3,986	2,383	4,246
Prepaid expenses	5,000	-	-
	$ 10,059	$ 9,488	$ 6,708
LIABILITIES AND SHAREHOLDERS' DEFICIENCY			
Current			
Accounts payable and accrued liabilities (Note 5)	$ 566,919	$ 486,210	$ 473,554
Due to shareholders (Note 3)	143,629	143,629	360,109
	710,548	629,839	833,663
Shareholders' deficiency			
Capital stock (Note 4)	4,779,905	4,739,905	4,549,205
Deficit	(5,480,394)	(5,360,256)	(5,376,160)
	(700,489)	(620,351)	(826,955)
	$ 10,059	$ 9,488	$ 6,708

Nature and continuance of operations (Note 1)

Subsequent events (Note 10)

On behalf of the Board:

"Stanley Sandner" Director "R. Page Chilcott" Director

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

	Six Month Period Ended April 30, 2003	Year Ended October 31, 2002	Year Ended October 31, 2001
EXPENSES			
Amortization	$ -	$ -	$ 1,632
Bank charges and interest	359	741	30,845
Foreign exchange (gain) loss	40,402	5,330	(15,075)
Management and consulting fees	59,368	113,982	180,141
Office and miscellaneous	2,848	8,539	6,619
Professional fees	10,236	34,251	24,777
Shareholder costs and listing fees	792	10,223	8,874
Telephone	1,419	2,897	3,644
Travel and promotion	4,714	24,613	9,410
Loss before other item	(120,138)	(200,576)	(250,867)
OTHER ITEM			
Recovery on amounts due to shareholders	-	216,480	-
Net income (loss) for the period	(120,138)	15,904	(250,867)
Deficit, beginning of period	(5,360,256)	(5,376,160)	(5,125,293)
Deficit, end of period	$ (5,480,394)	$ (5,360,256)	$ (5,376,160)
Basic and diluted income (loss) per share	$ (0.01)	$ 0.01	$ (0.03)
Weighted average of number of shares outstanding	9,020,333	8,762,586	7,276,580

The accompanying notes are an integral part of these financial statements.

CADRE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Six Month Period Ended April 30, 2003	Year Ended October 31, 2002	Year Ended October 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss) for the period	$ (120,138)	$ 15,904	$ (250,867)
Items not affecting cash:			
Amortization	-	-	1,632
Recovery on amounts due to shareholders	-	(216,480)	-
Accrued interest	-	-	17,215
Changes in non-cash working capital items:			
(Increase) decrease in receivables	(1,603)	1,863	(608)
Increase in prepaid expenses	(5,000)	-	-
Increase (decrease) in accounts payable and accrued liabilities	80,709	(7,344)	48,728
Net cash used in operating activities	(46,032)	(206,057)	(183,900)
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital stock issued for cash	40,000	210,700	84,500
Net cash provided by financing activities	40,000	210,700	84,500
Change in cash during the period	(6,032)	4,643	(99,400)
Cash, beginning of period	7,105	2,462	101,862
Cash, end of period	$ 1,073	$ 7,105	$ 2,462
Cash paid during the period for interest	$ -	$ -	$ 15,482
Cash paid during the period for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these financial statements.

(Expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company.

On March 12, 2002, the Company was designated inactive by the TSX Venture Exchange ("TSX-V") and is prohibited from granting stock options.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company is dependent on the Company's ability to receive continued financial support, complete public equity financings or generate profitable operations in the future.

	April 30, 2003	October 31, 2002	October 31, 2003
Working capital (deficiency)	$ (700,489)	$ (620,351)	$ (826,955)
Deficit	(5,480,394)	(5,360,256)	(5,376,160)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the six month period ended April 30, 2003 and the years ended October 31, 2002 and 2001, this calculation proved to be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

(Expressed in United States dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Foreign currency translation

The Company reports using the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses denominated in foreign currencies are translated at the exchange rate in effect at the time of the transaction. Gains and losses arising on translation are included in the statement of operations.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock options

Effective November 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements for the periods presented.

3. DUE TO SHAREHOLDERS

	April 30, 2003	October 31, 2002	October 31, 2001
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment	$ 143,629	$ 143,629	$ 143,629
Loan from shareholders bearing interest 12% per annum, unsecured with no fixed terms of repayment (recovered during the year ended October 31, 2002)	-	-	216,480
	$ 143,629	$ 143,629	$ 360,109

(Expressed in United States dollars)

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares, without par value		
Issued		
Balance, October 31, 2000	5,753,911	$ 4,275,955
Private placements	1,371,428	130,000
Conversion of debenture	582,376	123,750
Exercise of options	150,000	19,500
Balance, October 31, 2001	7,857,715	4,549,205
Private placement	1,000,000	200,000
Share issue costs	-	(20,000)
Exercise of options	114,000	10,700
Balance, October 31, 2002	8,971,715	4,739,905
Private placement	400,000	40,000
Balance, April 30, 2003	9,371,715	$ 4,779,905

During the year ended October 31, 2002, the Company completed a non-brokered private placement consisting of 1,000,000 units at a price of $0.20 per unit for total proceeds of $200,000. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of CDN$0.40 per share for a period of two years. A finders fee of $20,000 has been recorded on the transaction.

During the six month period ended April 30, 2003, the Company issued 400,000 common shares at a price of US$0.10 per share for total proceeds of $40,000.

Stock options and warrants

As at April 30, 2003, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
25,000	CDN $ 0.20	April 22, 2004
100,000	0.20	February 7, 2005
245,000	0.20	February 2, 2006
261,000	0.15	May 25, 2006

(Expressed in United States dollars)

4. CAPITAL STOCK (cont'd...)

Stock options and warrants (cont'd...)

As at April 30, 2003, the following warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date
1,000,000	CDN$	0.40	March 13, 2004

Stock option transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Outstanding, October 31, 2000	420,000	CDN$	0.32
Granted	890,000		0.18
Exercised	(150,000)		0.20
Expired/cancelled	(270,000)		0.39
Outstanding, October 31, 2001	890,000		0.18
Granted	-		-
Exercised	(114,000)		0.15
Expired/cancelled	(145,000)		0.20
Outstanding, October 31, 2002 and April 30, 2003	631,000	CDN$	0.18

As at April 30, 2003, 631,000 options are currently exercisable.

5. RELATED PARTY TRANSACTIONS

Included in accounts payable as at April 30, 2003 is $413,362 (October 31, 2002 - $357,463; October 31, 2001 - $297,728) due to directors and companies controlled by directors and former directors of the Company. Included in due to shareholders is $100,000 (October 31, 2002 - $100,000; October 31, 2001 - $100,000) due to a director of the Company.

(Expressed in United States dollars)

5. RELATED PARTY TRANSACTIONS (cont'd…)

During the six month period ended April 30, 2003, the Company paid or accrued management and consulting fees of $59,368 (Year ended October 31, 2002 - $101,820; Year ended October 31, 2001 - $115,141) to directors and companies controlled by directors and former directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the six month period ended April 30, 2003.

Significant non-cash transactions for the year ended October 31, 2002 consisted of:

a) The Company recovering on $216,480 of shareholder loans.

b) The Company accruing $20,000 of share issue costs.

Significant non-cash transactions for the year ended October 31, 2001 consisted of:

a) The Company issuing 582,376 common shares in the amount of $123,750 upon the conversion of convertible debentures of $123,750.

b) The Company issuing 371,428 common shares in the amount of $65,000 in exchange for funds received in the previous year of $65,000.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

8. SEGMENTED INFORMATION

The Company currently operates in Canada in one reportable operating segment, being the exploration of resource properties.

(Expressed in United States dollars)

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	April 30, 2003	October 31, 2002	October 31, 2001
Income (loss) for the period	$ (120,138)	$ 15,904	$ (250,867)
Expected income taxes (recovery)	$ (45,172)	$ 6,298	$ (111,887)
Shareholder loan recovery applied to losses carried forward	-	(85,730)	-
Non-deductible expenses for tax purposes	270	4,873	2,826
Unrecognized benefit of non-capital losses	44,902	74,559	109,061
Total income taxes	$ -	$ -	$ -

The significant components of the Company's future income taxes assets are as follows:

	April 30, 2003	October 31, 2002	October 31, 2001
Future income tax assets:			
Non-capital loss carryforwards	$ 863,969	$ 906,742	$ 900,276
Capital assets	4,245	3,875	4,582
Resource expenditures	245,865	220,351	260,508
Future income tax assets before valuation allowance	1,114,079	1,130,968	1,165,366
Less: valuation allowance	(1,114,079)	(1,130,968)	(1,165,366)
Net future income tax assets	$ -	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately CDN$3,294,000. These losses, if not utilized, will expire beginning in the fiscal year ending October 31, 2003. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements.

(Expressed in United States dollars)

10. SUBSEQUENT EVENTS

Subsequent to April 30, 2003, the Company:

a) Issued 150,000 common shares at a price of CDN$0.15 per share on the exercise of stock options.

b) Issued 250,000 common shares at a price of US$0.10 per share pursuant to a private placement.

c) Completed a private placement consisting of 600,000 units at a price of US$0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable at a price of US$0.10 per share for a period of two years. A finder's fee consisting of 50,000 common shares was paid.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.			03	04	30	03	09	04

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V7X 1A8	(250) 447-9149	(250) 447-6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
R. Page Chilcott		Director		(250) 447-6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" R. Page Chilcott"	R. Page Chilcott	03	09	04
"Stanley L. Sandner"	Stanley L. Sandner	03	09	04

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

See attached financial statements

2) Related party transactions

See attached financial statements

3) Summary of securities issued and options granted during the period

a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
04/08/03	Common	Private Placement	400,000	$0.14	$56,000	Cash	Nil

b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
David R. Hagler
R. Page Chilcott - President
Carlos Bacalao Romer
Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations and Financial Condition

a) Gain - The Company incurred a net loss on operations of ($120,337) for the period compared to a net gain of $97,152 for the prior year. This amounts to a decrease of $217,489 due to the write down of loans from shareholders ($216,480), increase in foreign exchange of (33,033) and other variations in expenses.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire other concessions are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals.
c) The Company is planning a bankable feasibility study to include a bulk-sampling program and pilot-plant. Government officials have accepted the proposed exploitation plan. A formal filing application has been made for exclusive mining rights to 25 concessions along the lower Caroni River, Bolivar State, consisting of two non-contiguous blocks and comprising approximately 12,463 ha. The filing has been made to the Ministry of Mines pursuant to Venezuela Mining Law and to other affected regulatory bodies Acceptance of the application for these exclusive rights, subject to financing, will lead to a feasibility study including a full-scale technical, economic and environmental study of the large-scale exploitation potential of the concessions. Exclusive concession tenure, titles and permitting along with government acquiescence and support would be included in this study. Completion of this phase will include final projected operating and capital costs of the project.
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

Subsequent to the period the company successfully completed a private placement for US$85,000 for working capital and furtherance of the project in Venezuela.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $668,883. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.